Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FOURTH QUARTER 2013

Record Revenue of $43.6m and record EBITDA of $14.6m

AZOUR, Israel – February 19, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2013.

Highlights of the fourth quarter
•	The highest ever increase in net subscribers in the quarter amounting to 20 thousand, to a record of 741 thousand as of December 31, 2013;
•	Record gross margin at 52.9%;
•	Record EBITDA of $14.6 million or 33.5% of revenues;
•	Generated $12.6 million in operating cash flow; ended the quarter with $46.6 million in net cash (including deposits in escrow);
•	Dividend of $8.0 million declared for the quarter;

Fourth quarter 2013 Results
Revenues for the fourth quarter of 2013 were $43.6 million, representing a 14% growth from revenues of $38.2 million in the fourth quarter of 2012. 74% of revenues were from location based service subscription fees and 26% from product revenues.

Revenues from subscription fees increased 11% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 667,000 as of December 31, 2012, to 741,000 as of December 31, 2013.

Product revenues increased by 26% compared with the same period last year. This increase was driven primarily by increased sales in Israel.

Gross profit for the fourth quarter of 2013 was $23.1 million (52.9% of revenues), an increase of 20% compared with $19.2 million (50.2% of revenues) in the fourth quarter of 2012.

Operating profit for the fourth quarter of 2013 was $8.0 million (18.4% of revenues), an increase of 0.3% compared with an operating profit of $8.0 million (21.0% of revenues) in the fourth quarter of 2012. There was a one-time operating expense of $3.5 million due to a write-off of goodwill and intangible assets related to Mapa in the fourth quarter of 2013. It is important to note that the write-off is a non-cash item and has no effect on cash or EBITDA generated during the quarter.

Excluding the one-time operating expense, operating income was $11.5 million (26.4% of revenues), and representing an increase of 33% compared with the fourth quarter of last year.

EBITDA for the quarter was $14.6 million (33.5% of revenues), an increase of 20% compared to an EBITDA of $12.2 million (31.8% of revenues) in the fourth quarter of 2012.

Net profit was US$4.0 million in the fourth quarter of 2013 (9.3% of revenues) or fully diluted EPS of US$0.19. Excluding the one-time write-off in the quarter, net profit was $7.5 million (17.3% of revenues) or fully diluted EPS of US$0.36. This is compared with a net profit of US$4.4 million (11.5% of revenues) or fully diluted EPS of US$0.21 in the fourth quarter of 2012.

Cash flow from operations during the quarter was $12.6 million.

Full Year Results
Revenues for 2013 reached $170.2 million, an increase of 13% over revenues of $150.3 million in 2012. The subscriber base grew by a record 74,000 net during 2013.

Gross profit for 2013 was $89.3 million (52.5% of revenues), compared with $75.6 million (49.7% of revenues) in 2012.

Operating profit for 2013 was $38.3 million (22.5% of revenues) compared with an operating profit of $29.9 million (19.9% of revenues) in 2012. Operating expenses in 2013 included one-time expenses of $4.4 million. It is important to note that this expense was a non-cash item and has no effect on cash or EBITDA during the 2013. Excluding these expenses, operating income in 2013 would have been $42.7 million (25.1% of revenues), an increase of 35% compared to 2012.

EBITDA for the year was $54.3 million (31.9% of revenues) compared to an EBITDA of $44.6 million (29.7% of revenues) in 2012, an increase of 22%.

Net income in 2013 was $23.8 million (14.0% of revenues) or fully diluted earnings per share of $1.13. Excluding the above-mentioned one-time expenses, net income in 2013 was $28.2 million (16.6% of revenues) or fully diluted earnings per share of $1.34.

This is compared with a net income in 2012 of $24.9 million (16.6% of revenues) or fully diluted earnings per share of $1.19. During 2012, there was a net one-time income of $3.4 million. Excluding this one-time income net income in 2012 was $21.5 million (12.6%) of revenues. Excluding all the one time effects, net income in 2013 grew by 31% compared with net income in 2012.

Cash flow from operations for 2013 was a record $46.7 million.

As of December 31, 2013, the Company had net cash, including deposits in escrow, of $46.6 million or $2.22 per share. This is compared with $34.2 million or $1.63 per share as at December 31, 2012.

Dividend
For the fourth quarter, a dividend of $8.0 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

For the full year of 2013, the dividend issued including that of the fourth quarter of 2013, was $18 million, representing 76% of the full year net income.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with the results of the quarter, especially the record growth in subscribers in both the quarter and the full year. Furthermore, our financial performance throughout 2013 was fantastic with the year being a record year for Ituran in terms of revenue, profitability and cash flow. As our results demonstrate, the operating leverage built into our business model contributed to our top line growth and enabled us to substantially benefit from the continued growth in our subscriber base. We look forward to maintaining our growth trend and continue to improve our margins as we move through 2014. ”

2

Conference Call Information

The Company will also be hosting a conference call later today, February 19, 2014 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0609
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 741,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

3

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2013

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2013

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2013	2012

Current assets
Cash and cash equivalents	41,697	29,453
Deposit in escrow	4,982	-
Accounts receivable (net of allowance for doubtful accounts)	29,239	26,190
Other current assets	18,437	15,399
Inventories	14,506	14,747

	108,861	85,789
Long-term investments and debit balances
Deposit in escrow	-	4,939
Investments in affiliated company	1,423	160
Investments in other company	88	82
Other non-current assets	1,022	1,890
Deferred income taxes	3,781	4,174
Funds in respect of employee rights upon retirement	6,649	5,515

	12,963	16,760

Property and equipment, net	32,546	34,156

Intangible assets, net	546	2,591

Goodwill	5,986	8,043

Total assets	160,902	147,339

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2013	2012

Current liabilities
Credit from banking institutions	38	221
Accounts payable	11,436	9,524
Deferred revenues	9,852	9,526
Other current liabilities	29,396	22,373

	50,722	41,644

Long-term liabilities
Liability for employee rights upon retirement	9,607	7,915
Provision for contingencies	2,599	3,864
Other current liabilities	880	460
Deferred revenues	1,033	806
Deferred income taxes	576	643

	14,695	13,688

Equity:
Stockholders' equity	90,918	88,027
Non - controlling interest	4,567	3,980
Total equity	95,485	92,007

Total liabilities and shareholders’ equity	160,902	147,339

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three month period ended December 31,
except per share data)	2013	2012	2013	2012

Revenues:
Location-based services	126,951	114,565	32,197	29,128
Wireless communications products	43,216	35,753	11,429	9,099
	170,167	150,318	43,626	38,227

Cost of revenues:
Location-based services	44,850	44,974	11,160	11,292
Wireless communications products	36,015	29,786	9,388	7,739
	80,865	74,760	20,548	19,031

Gross profit	89,302	75,558	23,078	19,196
Research and development expenses	2,414	2,066	619	527
Selling and marketing expenses	9,715	8,489	2,357	2,016
General and administrative expenses	34,483	33,439	8,568	7,997
Other expenses, net	4,400	1,617	3,487	632

Operating income	38,290	29,947	8,047	8,024
Other (expenses) income	(166)	6,755	(166)	-
Financing income (expenses) , net	238	987	94	(28)

Income before income taxes	38,362	37,689	7,975	7,996
Income tax	(12,807)	(11,690)	(3,401)	(3,326)
Share in losses of affiliated
companies, net	(1)	(39)	-	(10)
Net income for the period	25,554	25,960	4,574	4,660
Less :Net income attributable To non-controlling interest	(1,792)	(1,080)	(526)	(250)

Net income attributable to the company	23,762	24,880	4,048	4,410

Basic and diluted earnings per Share of attributable to company’s Stockholders	1.13	1.19	0.19	0.21

Basic and diluted weighted average Number of shares outstanding	20,968	20,968	20,968	20,968

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2013	2012	2013	2012
Cash flows from operating activities
Net income for the year	25,554	25,960	4,574	4,660
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	16,038	14,671	6,566	4,151
Loss from sale of affiliated company	166	-	166	-
Exchange differences on principal of deposit and loans, net	317	55	88	233
Gains in respect of trading marketable securities	-	(2)	-	-
Increase in liability for employee rights upon retirement	1,095	888	174	185
Share in losses of affiliated companies, net	1	39	-	10
Deferred income taxes	(413)	1,698	(419)	1,417
Capital losses on sale of property and equipment, net	19	23	12	2
Decrease (increase) in accounts receivable	(609)	(300)	1,891	2,165
Decrease (increase) in other current assets	(663)	2,023	52	9,121
Decrease (increase) in inventories	1,354	(3,609)	(1,706)	(962)
Increase (decrease) in accounts payable	1,446	(372)	(113)	(956)
Increase (decrease) in deferred revenues	(227)	1,532	(189)	339
Increase (decrease) in other current liabilities	2,622	(2,445)	1,525	(3,432)
Write-off account receivable in respect of sale of subsidiary	-	(484)	-	(484)
Litigation obligation (litigation obligation adjustment)	-	(7,462)	-	(7,462)

Net cash provided by operating activities	46,700	32,215	12,621	8,987

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement,
Net of withdrawals	(718)	(662)	(236)	(164)
Capital expenditures	(14,216)	(9,676)	(1,176)	(4,854)
Investments in affiliated company	(1,400)	-	(1,400)	-
Deposit	217	(291)	(100)	(10)
Proceeds from sale of property and equipment	651	319	166	43
Sale of marketable securities	-	70	-	-
Repayment of loan to former employee	-	355	-	-
Company no longer consolidated	-	326	-	-
Net cash used in investment activities	(15,466)	(9,559)	(2,746)	(4,985)

Cash flows from financing activities
Short term credit from banking institutions, net	(7)	(310)	(496)	(363)
Repayment of long term loans	(182)	(44)	(68)	(11)
Dividend paid	(16,075)	(33,308)	(3,596)	(5,192)
Dividend paid to non-controlling interest	(1,286)	(1,141)	(53)	(122)
Settlements of litigation obligation in connection with financial transaction	-	7,462	-	7,462
Net cash provided by (used in) financing activities	(17,550)	(27,341)	(4,213)	1,774
Effect of exchange rate changes on cash and cash equivalents	(1,440)	(1,132)	(585)	(15)
Net Increase(decrease) in cash and cash equivalents	12,244	(5,817)	5,077	5,761
Balance of cash and cash equivalents at beginning of year	29,453	35,270	36,620	23,692
Balance of cash and cash equivalents at end of year	41,697	29,453	41,697	29,453